March 15, 2005

 **Kimberly-Clark** Corporation

Thomas J. Falk
Chairman of the Board and
Chief Executive Officer

TO OUR STOCKHOLDERS:

On behalf of the Board of Directors and management of Kimberly-Clark Corporation, I cordially invite you to the Annual Meeting of Stockholders to be held on Thursday, April 28, 2005, at 11:00 a.m. at the Four Seasons Resort and Club, which is located at 4150 North MacArthur Boulevard, Irving, Texas.

At the Annual Meeting, stockholders will be asked to elect three directors for a three-year term, approve the selection of the Corporation's independent auditors and vote on one stockholder proposal. These matters are fully described in the accompanying Notice of Annual Meeting and proxy statement.

It is important that your stock be represented at the meeting regardless of the number of shares you hold. You are encouraged to specify your voting preferences by marking and dating the enclosed proxy card, voting electronically using the Internet or using the telephone voting procedures.

If you plan to attend the meeting, please check the card in the space provided or so indicate electronically or by telephone. This will assist us with meeting preparations and will enable us to expedite your admittance. If your shares are not registered in your own name and you would like to attend the meeting, please ask the broker, trust, bank or other nominee that holds your shares to provide you with evidence of your share ownership, which will enable you to gain admission to the meeting.

Sincerely,

Thomas J. Falk

KIMBERLY-CLARK CORPORATION
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
APRIL 28, 2005

The Annual Meeting of Stockholders of KIMBERLY-CLARK CORPORATION will be held at the Four Seasons Resort and Club, which is located at 4150 North MacArthur Boulevard, Irving, Texas, on Thursday, April 28, 2005, at 11:00 a.m. for the following purposes:

1. To elect three directors for a three-year term to expire at the 2008 Annual Meeting of Stockholders;

2. To approve the selection of Deloitte & Touche LLP as the Corporation's independent auditors;

3. To vote on one stockholder proposal which may be presented at the meeting; and

4. To take action upon any other business which may properly come before the meeting or any adjournment thereof.

Stockholders of record at the close of business on February 28, 2005 are entitled to notice of and to vote at the meeting and any adjournment thereof.

It is important that your shares be represented at the meeting. I urge you to sign, date and promptly return the enclosed proxy card in the enclosed business reply envelope, or vote using the Internet or telephone.

The accompanying proxy statement also is being used to solicit voting instructions for the shares of the Corporation's common stock which are held by the trustees of the Corporation's employee benefit and stock purchase plans for the benefit of the participants in the plans. It is important that each participant in the plans signs, dates and returns the voting instruction card, which is enclosed with the proxy statement, in the business reply envelope provided, or indicates his or her preferences using the Internet or telephone.

By order of the Board of Directors.

Timothy C. Everett
Vice President and Secretary

P. O. Box 619100
Dallas, Texas 75261-9100
March 15, 2005

TABLE OF CONTENTS



March 15, 2005

Kimberly-Clark Corporation

PROXY STATEMENT

INTRODUCTION

The accompanying proxy is solicited on behalf of the Board of Directors of Kimberly-Clark Corporation for use at the Annual Meeting of Stockholders to be held on April 28, 2005 and at any adjournment thereof. We are first mailing this proxy statement and the accompanying proxy to holders of the Corporation's common stock on March 15, 2005.

Electronic Delivery of Proxy Materials and Annual Report

The Notice of Annual Meeting and proxy statement and the Corporation's 2004 Annual Report are available on our website at www.kimberly-clark.com. Instead of receiving copies of the proxy statement and annual report in the mail, stockholders may elect to receive an e-mail with a link to these documents on the Internet. Receiving your proxy materials online saves the Corporation the cost of producing and mailing documents to your home or business and gives you an automatic link to the proxy voting site.

Stockholders of Record. If your shares are registered in your own name, to enroll in the electronic delivery service go directly to our transfer agent's website at www.econsent.com/kmb anytime and follow the instructions.

Beneficial Stockholders. If your shares are not registered in your name, to enroll in the electronic delivery service check the information provided to you by your bank or broker, or contact your bank or broker for information on electronic delivery service.

Plan Participants. If you are a participant in one or more of the Corporation's employee benefit or stock purchase plans, to enroll in the electronic delivery service go directly to our transfer agent's website at www.econsent.com/kmb anytime and follow the instructions.

Who May Vote

Each stockholder of record at the close of business on February 28, 2005 will be entitled to one vote for each share registered in the stockholder's name. As of that date, there were outstanding 481,378,830 shares of common stock of the Corporation.

How You May Vote

You may vote in person by attending the meeting, by completing and returning a proxy by mail, or by using the Internet or telephone. To vote your proxy by mail, mark your vote on the enclosed proxy card, then follow the instructions on the card. To vote your proxy using the Internet or telephone, see the instructions on the proxy form and have the proxy form available when you access the Internet website or place your telephone call.

The named proxies will vote your shares according to your directions. If you sign and return your proxy but do not make any of the selections, the named proxies will vote your shares for the election of directors, for approval of the selection of the Corporation's independent auditors and against approval of the stockholder proposal.

How You May Revoke or Change Your Vote

You may revoke your proxy before the time of voting at the meeting in any of the following ways:

- by mailing a revised proxy to the Secretary of the Corporation
- by changing your vote on the Internet website
- by using the telephone voting procedures
- by voting in person at the meeting

Confidential Voting

Proxy cards are received by the Corporation's independent proxy processing agent, and the vote is certified by independent Inspectors of Election. Proxy cards and ballots that identify the vote of stockholders and plan participants will be kept confidential, except as necessary to meet legal requirements, in cases where stockholders and participants request disclosure or write comments on their cards, or in a contested matter involving an opposing proxy solicitation. During the proxy solicitation period, the Corporation will receive daily tabulation reports from the independent proxy processing agent, but these reports provide only aggregate data. In addition, the agent will identify stockholders who fail to vote so that the Corporation may contact them and request they do so.

Costs of Solicitation

The Corporation will bear the cost of preparing, printing and delivering materials in connection with this solicitation of proxies including the cost of the proxy solicitation and the expenses of brokers, fiduciaries and other nominees in forwarding proxy material to beneficial owners. In addition to the use of mail and electronic delivery, solicitation may be made by telephone or otherwise by regular employees of the Corporation. The Corporation has retained D. F. King & Co., Inc. to aid in the solicitation at a cost of approximately $14,000 plus reimbursement of out-of-pocket expenses.

Votes Required/Voting Procedures

A majority of the shares of the Corporation's common stock, present in person or represented by proxy, shall constitute a quorum for purposes of the Annual Meeting. Directors shall be elected by a plurality of the votes present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. In all matters other than the election of directors, the affirmative vote of a majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the subject matter shall be the act of the stockholders. Abstentions are treated as votes against a proposal and broker non-votes will not be considered present and entitled to vote.

Dividend Reinvestment and Stock Purchase Plan

If a stockholder is a participant in the Corporation's Automatic Dividend Reinvestment and Stock Purchase Plan, the proxy card represents the number of full shares in the stockholder's account in the plan, as well as shares registered in the stockholder's name.

Employee Benefit Plans

The Corporation also is sending this proxy statement and voting materials to participants in various employee benefit and stock purchase plans of the Corporation. The trustee of each plan, as the stockholder of record of the shares of the common stock of the Corporation held in the plans, will vote whole shares of stock attributable to each participant's interest in the plans in accordance with the directions the participant gives or, if no directions are given by the participant, in accordance with the directions of the respective plan committee.

Delivery of One Proxy Statement and Annual Report to a Single Household to Reduce Duplicate Mailings

Each year in connection with the Corporation's Annual Meeting of Stockholders, the Corporation is required to send to each stockholder of record a proxy statement and annual report, and to arrange for a proxy statement and annual report to be sent to each beneficial stockholder whose shares are held by or in the name of a broker, bank, trust or other nominee. Because many stockholders hold shares of the Corporation's common stock in multiple accounts, this process results in duplicate mailings of proxy statements and annual reports to stockholders who share the same address. Stockholders may avoid receiving duplicate mailings and save the Corporation the cost of producing and mailing duplicate documents as follows:

Stockholders of Record. If your shares are registered in your own name and you are interested in consenting to the delivery of a single proxy statement or annual report, you may contact Stockholder Services by mail at P.O. Box 612606, Dallas, Texas 75261-2606, by telephone at 972-281-1521 or by e-mail at stockholders@kcc.com.

Beneficial Stockholders. If your shares are not registered in your own name, your broker, bank, trust or other nominee that holds your shares may have asked you to consent to the delivery of a single proxy statement or annual report if there are other Kimberly-Clark stockholders who share an address with you. If you currently receive more than one proxy statement or annual report at your household, and would like to receive only one copy of each in the future, you should contact your nominee.

Right to Request Separate Copies. If you consent to the delivery of a single proxy statement and annual report but later decide that you would prefer to receive a separate copy of the proxy statement or annual report, as applicable, for each stockholder sharing your address, then please notify us or your nominee, as applicable, and we or they will promptly deliver such additional proxy statements or annual reports. If you wish to receive a separate copy of the proxy statement or annual report for each stockholder sharing your address in the future, you may also contact Stockholder Services by mail at P.O. Box 612606, Dallas, Texas 75261-2606, by telephone at 972-281-1521 or by e-mail at stockholders@kcc.com.

PROPOSAL 1. ELECTION OF DIRECTORS

General Information

The Board of Directors is divided into three classes, as required by the Corporation's Restated Certificate of Incorporation (the "Charter"). Directors of one class are elected each year for a term of three years. As of the date of this proxy statement, the Board of Directors consists of ten members, including G. Craig Sullivan who was elected to the Board by the Board of Directors effective as of September 1, 2004. Three of the directors have terms which expire at this year's Annual Meeting (Class of 2005), three have terms which expire at the 2006 Annual Meeting (Class of 2006) and four have terms which expire at the 2007 Annual Meeting (Class of 2007). The Corporation's Charter specifies that there be a minimum of 11 directors on the Board. There will be only ten members of the Board after the Annual Meeting, assuming election of the three nominees at the Annual Meeting and the addition of no other directors prior to the Annual Meeting. The Nominating and Corporate Governance Committee of the Board has engaged an independent executive search firm to assist in the recruitment of qualified candidates to the Board and is currently considering candidates to fill the vacancy on the Board. The Corporation's Charter provides that a vacancy on the Board occurring prior to the expiration of the term of office of the class of directors in which such vacancy occurs can only be filled by the remaining members of the Board. Therefore, proxies cannot be voted for a greater number of persons than the number of nominees named in this proxy statement.

The three nominees for director set forth on the following pages are proposed to be elected at this year's Annual Meeting to serve for a term to expire at the 2008 Annual Meeting of Stockholders (Class of 2008) and until their successors are elected and have qualified. Should any nominee become unable to serve, proxies may be voted for another person designated by management. All nominees have advised the Corporation that they will serve if elected. The remaining seven directors will continue to serve as directors for the terms set forth on the following pages.

Certain Information Regarding Directors and Nominees

The names of the nominees for the Class of 2008 and of the other directors continuing in office, their ages as of the date of the Annual Meeting, the year each first became a director, their principal occupations during at least the past five years, other directorships held by each as of the date hereof and certain other biographical information are set forth on the following pages by Class, in the order of the next Class to stand for election.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

For a Three-Year Term Expiring at the
2008 Annual Meeting of Stockholders
(Class of 2008)

John F. Bergstrom

Chairman and Chief Executive Officer, Bergstrom Corporation

Mr. Bergstrom, age 58, has served as Chairman and Chief Executive Officer of Bergstrom Corporation, Neenah, Wisconsin, for more than the past five years. Bergstrom Corporation owns and operates automobile sales and leasing businesses and a credit life insurance company in Wisconsin. Mr. Bergstrom is a director of the Wisconsin Energy Corporation and its wholly-owned subsidiary Wisconsin Electric Power Company, Sensient Technologies Corp., Banta Corporation, and Midwest Air Group, Inc. He also is a member of the board of trustees of Marquette University and the Medical College of Wisconsin. He has been a director of the Corporation since 1987.

Robert W. Decherd

Chairman of the Board, President and Chief Executive Officer, Belo Corp.

Mr. Decherd, age 54, has served as Chairman of the Board and Chief Executive Officer of Belo Corp., a broadcasting and publishing company, since 1987. Mr. Decherd became President of that company in 1994, and previously served as President from 1985 through 1986. He has been a director of Belo Corp. since 1976. Mr. Decherd is a member of the Advisory Council for the Harvard University Center for Ethics and the Professions, and serves on the Media Security and Reliability Council as part of President Bush's Homeland Security initiative. He is co-chair of the Dallas Chief Executive Officer Roundtable. He has been a director of the Corporation since 1996.

G. Craig Sullivan

Former Chairman and Chief Executive Officer, The Clorox Company

Mr. Sullivan, age 65, retired as Chairman of The Clorox Company in December 2003. He joined The Clorox Company in 1971 and held a number of senior sales and management positions during his career, culminating in his election as Chief Executive Officer and Chairman of the Board in 1992. Mr. Sullivan also serves as a director of Levi Strauss & Company and Mattel, Inc. In addition, he is a director of The American Ireland Fund, and is a member of the board of governors of The Commonwealth Club of California. He is also a trustee of the California Pacific Medical Center Foundation. He has been a director of the Corporation since September 2004.

MEMBERS OF THE BOARD OF DIRECTORS CONTINUING IN OFFICE

**Term Expiring at the
2006 Annual Meeting of Stockholders
(Class of 2006)**

Dennis R. Beresford

Ernst & Young Executive Professor of Accounting, University of Georgia

Mr. Beresford, age 66, has served as Ernst & Young Executive Professor of Accounting at the J.M. Tull School of Accounting, Terry College of Business, University of Georgia since 1997. From 1987 to 1997, he served as the Chairman of the Financial Accounting Standards Board. Prior to that, Mr. Beresford held various positions at the accounting firm of Ernst & Young. He serves on the board of directors and audit committees of MCI, Inc. and Legg Mason, Inc. He has been a director of the Corporation since 2002.

Thomas J. Falk

Chairman of the Board and Chief Executive Officer

Mr. Falk, age 46, was elected Chairman of the Board and Chief Executive Officer of the Corporation in 2003 and President and Chief Executive Officer in 2002. Prior to that, he served as President and Chief Operating Officer since 1999. Mr. Falk previously had been elected Group President-Global Tissue, Pulp and Paper in 1998, where he was responsible for the Corporation's global tissue businesses. Earlier in his career, Mr. Falk had responsibility for the Corporation's North American Infant Care, Child Care and Wet Wipes businesses. Mr. Falk joined the Corporation in 1983 and has held other senior management positions in the Corporation. He has been a director of the Corporation since 1999. He also serves on the board of directors of Centex Corporation, Grocery Manufacturers of America, Inc. and the University of Wisconsin Foundation, and serves as a trustee of the Boys & Girls Clubs of America.

Mae C. Jemison, M.D.

President, BioSentient Corporation

Dr. Jemison, age 48, is founder and President of The Jemison Group, Inc. and BioSentient Corporation, a medical devices company. She is the A.D. White Professor at Large at Cornell University and chairs The Earth We Share international science camp. Dr. Jemison served as a professor of Environmental Studies at Dartmouth College from 1995 to 2002. From 1987 to 1993, she served as a National Aeronautics and Space Administration (NASA) astronaut. Dr. Jemison serves on the board of directors of Scholastic Corporation, Valspar Corporation, Gen-Probe Incorporated and The Dorothy Jemison Foundation for Excellence and is a member of the National Academy of Sciences' Institute of Medicine. She has been a director of the Corporation since 2002.

**Term Expiring at the
2007 Annual Meeting of Stockholders
(Class of 2007)**

Pastora San Juan Cafferty

Professor, University of Chicago

Mrs. Cafferty, age 64, has been a Professor since 1985 at the University of Chicago's School of Social Service Administration where she has been a member of the faculty since 1971. Mrs. Cafferty is a director of Harris Financial Corp. (formerly Bankmont Financial Corp.), a private company, Waste Management, Inc. and the Peoples Energy Corporation and its subsidiaries, and a trustee of the Lyric Opera Association and Rush-Presbyterian-St. Luke's Medical Center in Chicago. She has been a director of the Corporation since 1976.

Claudio X. Gonzalez

Chairman of the Board and Managing Director, Kimberly-Clark de Mexico, S.A. de C.V.

Mr. Gonzalez, age 70, has served as Chairman of the Board and Managing Director of Kimberly-Clark de Mexico, S.A. de C.V., an equity company of the Corporation, since 1973. He was employed by the Corporation in 1956 and by Kimberly-Clark de Mexico, S.A., the predecessor of Kimberly-Clark de Mexico, S.A. de C.V., in 1957. He is a director of Kellogg Company, General Electric Company, The Investment Company of America, Home Depot Inc., The Mexico Fund, Unilever N.V. and PLC, Grupo ALFA, Grupo Carso, Grupo Mexico, Grupo Televisa and America Movil. He has been a director of the Corporation since 1976. Mr. Gonzalez has informed the Corporation that he does not intend to stand for re-election as a director of Unilever N.V. and PLC when his current term expires in May 2005.

Linda Johnson Rice

President and Chief Executive Officer, Johnson Publishing Company, Inc.

Mrs. Johnson Rice, age 47, has been President and Chief Executive Officer of Johnson Publishing Company, Inc., a multi-media company, since 2002. She joined that company in 1980, became Vice President in 1985 and was elected President and Chief Operating Officer in 1987. Mrs. Johnson Rice is a director of Bausch & Lomb Incorporated, Viad Corp and Omnicom Group, Inc. She has been a director of the Corporation since 1995.

Marc J. Shapiro

Retired Vice Chairman, J. P. Morgan Chase & Co.

Mr. Shapiro, age 57, retired in 2003 as Vice Chairman of J. P. Morgan Chase & Co. Before becoming Vice Chairman of J. P. Morgan Chase & Co. in 1997, Mr. Shapiro was Chairman, President and Chief Executive Officer of Chase Bank of Texas, a wholly-owned subsidiary of J. P. Morgan Chase & Co., from 1989 until 1997. He now serves as a consultant to J. P. Morgan Chase & Co. as a non-executive Chairman of its Texas operations. Mr. Shapiro is a member of the board of directors of Burlington Northern Santa Fe Corporation and a trustee of Weingarten Realty Investors. He also serves on the boards of M.D. Anderson Cancer Center, Baylor College of Medicine, the Hobby Center for the Performing Arts, Rice University and BioHouston. He has been a director of the Corporation since 2001.

Compensation of Directors

In 2004, directors who were not officers or employees of the Corporation or any of its subsidiaries, affiliates or equity companies ("Outside Directors") received (1) an annual cash retainer of $70,000 payable pro rata quarterly in advance and (2) a grant of 2,000 restricted share units. Outside Directors who were also chairmen of the Audit Committee, Management Development and Compensation Committee or Nominating and Corporate Governance Committee each received an additional grant of 300 restricted share units, and the Lead Director received an additional grant of 500 restricted share units. In addition, the Corporation reimbursed Outside Directors for expenses incurred as a result of attending Board or committee meetings.

Restricted share units are not shares of common stock of the Corporation. Rather, restricted share units represent the right to receive an amount, payable in shares of common stock of the Corporation, equal to the value of a specified number of shares of common stock of the Corporation at the end of the restricted period. The restricted period for the restricted share units begins on the date of grant and expires on the date the Outside Director retires from or otherwise terminates service on the Board. During the restricted period, (1) restricted share units may not be sold, assigned, transferred or otherwise disposed of, or mortgaged, pledged or otherwise encumbered and (2) Outside Directors are credited with dividends, equivalent in value to those declared and paid on shares of the Corporation's common stock, on all restricted share units granted to them. Payment of restricted share units will be made in shares of common stock within 90 days following the end of the restricted period, unless an Outside Director has elected to defer payment of the restricted share units under the deferred compensation plan described below.

Outside Directors may make an election to defer receipt of all or a portion of their cash compensation or restricted share units beyond their termination from the Board, for any year under the deferred compensation plan for Outside Directors. Cash compensation of a director that is deferred under the plan is credited either to a cash or a stock account, as provided in the election. Amounts allocated to a cash account are converted into cash credits and will earn additional cash credits quarterly at a rate of one-fourth of the per annum rate of either six percent or the rate paid from time to time on six-month U.S. Treasury Bills, whichever is higher. Amounts allocated to a stock account are converted into stock credits equal to the number of shares of common stock of the Corporation which could have been purchased with the amounts. A participant's stock account is credited with additional stock credits based on the amount of any dividends paid on the Corporation's common stock. Cash credits and stock credits are converted to and paid in cash at the time of distribution on the date elected by a participant, and with respect to stock credits, based on the average of the closing prices of a share of common stock of the Corporation on each business day in the month immediately prior to the month in which the distribution is to be paid. In addition, restricted share units which are deferred may be converted to and paid in cash or paid in shares of common stock, as elected by the participant. Stock credits and restricted share units are not shares of stock and no participant acquires any rights as a holder of common stock under this plan. Upon retirement as a director, all accounts are distributed in one to 20 annual installments, as elected by the participant, or upon death.

A director who is not an Outside Director does not receive any compensation for services as a member of the Board or any committee, but is reimbursed for expenses incurred as a result of the services.

The Board of Directors unanimously recommends a vote FOR the election of the three nominees for director.

CORPORATE GOVERNANCE

Since 1996, the Corporation's By-Laws have provided that a majority of the directors be independent directors ("Independent Directors"). In addition, the Corporate Governance Policies adopted by the Board provide independence standards consistent with the listing standards of the New York Stock Exchange ("NYSE"). The relevant portions of the Corporate Governance Policies are attached as Appendix A. The nominees for director are such that immediately after the election of the nominees to the Board of Directors, a majority of all directors holding office will be Independent Directors. The Board has determined that all directors and nominees are Independent Directors, except for Thomas J. Falk and Claudio X. Gonzalez.

The Corporation's independent Board of Directors helps ensure good corporate governance and strong internal controls. The Corporation is in compliance with all corporate governance requirements of the NYSE, Securities and Exchange Commission and Sarbanes-Oxley Act of 2002.

Board of Directors and Board Committees

The Board of Directors met six times in 2004. All of the incumbent directors attended in excess of 75 percent of the total number of meetings of the Board and committees of the Board on which they served.

Although the Corporation does not have a formal policy with respect to director attendance at Annual Meetings, all directors are expected to attend. Since 1997, all nominees and continuing directors have attended the Annual Meetings. Nine of the Corporation's directors then in office, which constituted all nominees and continuing directors, attended the Corporation's 2004 Annual Meeting.

The standing committees of the Board include the Audit Committee, Management Development and Compensation Committee, Nominating and Corporate Governance Committee and Executive Committee. As required by applicable NYSE corporate governance rules, the Board has adopted charters for the Audit, Management Development and Compensation, and Nominating and Corporate Governance Committees. These charters are available on the Corporation's website at www.kimberly-clark.com. Stockholders may also contact Stockholder Services, P.O. Box 612606, Dallas, Texas 75261-2606 or call (972) 281-1521 to obtain copies of the charters without charge.

Audit Committee. The Audit Committee, currently composed of Mr. Beresford, Chairman, Dr. Jemison and Mr. Shapiro, met eight times during 2004 including three times to review the Corporation's filings on Form 10-Q with members of management and other parties. In addition, the Chairman of the Audit Committee participated in three additional conference calls to preview earnings press releases during 2004. The Audit Committee assists the Board in fulfilling its oversight responsibilities to stockholders, the investment community and others for monitoring (1) the quality and integrity of the financial statements of the Corporation; (2) the Corporation's compliance with ethical policies contained in the Corporation's Code of Conduct, and legal and regulatory requirements; (3) the independence, qualification and performance of the Corporation's independent auditors; and (4) the performance of the Corporation's internal auditors. The Committee also selects, subject to stockholder approval, and engages the independent auditors to audit the books, records and accounts of the Corporation, reviews the scope of the audits, and establishes policy in connection with internal audit programs of the Corporation. The Committee also pre-approves all audit and non-audit services provided by the independent auditors. See "Audit Committee Report" below for further information. Each Audit Committee member is an Independent Director and satisfies the financial literacy requirements of the NYSE. The Board has determined that Mr. Beresford satisfies the requirements for an "audit committee financial expert" under the rules and regulations of the Securities and Exchange Commission.

Management Development and Compensation Committee. Effective February 23, 2005, the former Compensation Committee became the Management Development and Compensation Committee. The Committee, currently composed of Mr. Shapiro, Chairman, Mrs. Cafferty, Mrs. Johnson Rice and Mr. Sullivan, met five times during 2004. Each member of the Management Development and Compensation Committee is an Independent Director. The nature and scope of the Committee's responsibilities are set forth below under "Executive Compensation – Management Development and Compensation Committee Report on Executive Compensation."

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee, currently composed of Mrs. Cafferty, Chairman, Mr. Beresford, Mr. Bergstrom and Mrs. Johnson Rice, met four times during 2004. Each member of the Nominating and Corporate Governance Committee is an Independent Director. The Committee oversees the process by which individuals are nominated to become Board members, and oversees matters of corporate governance, including advising the Board on (1) Board organization, membership, function, performance and compensation, (2) committee structure and membership, and (3) policies and positions regarding significant stockholder relations issues. The Committee also monitors and recommends improvements to the practices and procedures of the Board, reviews stockholder proposals and other proxy materials relating to corporate governance and considers responses or actions with respect to such proposals.

Executive Committee. The Executive Committee is currently composed of Mr. Decherd, Chairman, Mr. Bergstrom, Mr. Falk and Mr. Gonzalez. The Committee, when the Board of Directors is not in session, has and may exercise all the powers of the Board to direct the business and affairs of the Corporation, except powers assigned in the Corporation's By-Laws to another standing committee of the Board and except to the extent limited in any respect by law or the Charter or By-Laws of the Corporation. During 2004, the Committee acted five times by unanimous written consent on matters that had been previously reviewed by the Board.

Director Nominee Criteria and Process

The Board of Directors is responsible for approving candidates for Board membership. The Board has delegated the screening and recruitment process to the Nominating and Corporate Governance Committee, in consultation with the Chairman of the Board and Chief Executive Officer. The Nominating and Corporate Governance Committee believes that the criteria for director nominees should ensure effective corporate governance, support the Corporation's strategies and businesses, account for individual director attributes and the effect of the overall mix of those attributes on the Board's effectiveness, and support the successful recruitment of qualified candidates for the Board.

Qualified candidates for director are those who, in the judgment of the Nominating and Corporate Governance Committee, possess all of the personal attributes and a sufficient mix of the experience attributes described below to assure effective service on the Board. Personal attributes of a Board candidate considered by the Nominating and Corporate Governance Committee include: leadership, ethical nature, contributing nature, independence, interpersonal skills, and effectiveness. Experience attributes of a Board candidate considered by the Nominating and Corporate Governance Committee include: financial acumen, general business experience, industry knowledge, diversity of view points, special business experience and expertise.

The Nominating and Corporate Governance Committee may receive recommendations for Board candidates from various sources, including the Corporation's directors, management and stockholders.

The Corporate Secretary's office, at the request of the Nominating and Corporate Governance Committee, researches the qualifications of recommended candidates and reports its findings to the Chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee periodically evaluates the qualifications of recommended Board candidates.

When a vacancy occurs on the Board, the Nominating and Corporate Governance Committee recommends to the Board a nominee to fill the vacancy. As provided in the Corporation's Charter, the Board elects a new director when a vacancy occurs between Annual Meetings of Stockholders. The Nominating and Corporate Governance Committee also annually evaluates and recommends to the Board nominees for election as directors at the Corporation's Annual Meeting of Stockholders.

The Nominating and Corporate Governance Committee has retained a search firm to assist the Committee in identifying and recruiting director candidates meeting the criteria specified by the Committee.

Stockholder Nominations for Directors

The Nominating and Corporate Governance Committee considers nominees recommended by stockholders as candidates for election to the Board of Directors. A stockholder wishing to nominate a candidate for election to the Board at the Annual Meeting is required to give written notice to the Secretary of the Corporation of his or her intention to make a nomination. The notice of nomination must be received by the Corporation not less than 50 days nor more than 75 days prior to the stockholders' meeting, or if the Corporation gives less than 60 days notice of the meeting date, the notice of nomination must be received within 10 days after the meeting date is announced. The notice of nomination is required to contain information about both the nominee and the stockholder making the nomination, including information sufficient to allow the Nominating and Corporate Governance Committee to determine if the candidate meets the criteria for Board membership described above. The Corporation may require that the proposed nominee furnish other information to determine that person's eligibility to serve as a director. A nomination that does not comply with the above procedure will not be considered for presentation at the Annual Meeting, but will be considered by the Nominating and Corporate Governance Committee for any vacancies arising on the Board between Annual Meetings in accordance with the process described above in "Director Nominee Criteria and Process."

Stockholder Communications to Directors

The Board of Directors has established a process by which interested stockholders may communicate with the Board. That process can be found at www.kimberly-clark.com.

Stockholders may send written correspondence to the Board in the care of the Lead Director:

Lead Director
Kimberly-Clark Corporation
P. O. Box 619100
Dallas, Texas 75261-9100

Other Corporate Governance Policies

Corporate Governance Policies. The Board of Directors adopted Corporate Governance Policies in 1994, which have been amended from time to time in accordance with changes in rules and regulations and developing governance practices. These policies guide the Corporation and the Board on matters of corporate governance, including director responsibilities, Board committees and their charters, director independence, director qualifications, director compensation and evaluations, director orientation and education, director access to management, Board access to outside financial, business and legal advisors, and management development and succession planning. These policies are available on the Corporation's website at www.kimberly-clark.com. Stockholders may also contact Stockholder Services, P.O. Box 612606, Dallas, Texas 75261-2606 or call (972) 281-1521 to obtain a copy of the policies without charge.

Code of Conduct. The Corporation has a Code of Conduct (the "Code") that applies to all the Corporation's directors, executive officers and employees, including the chief executive officer, chief financial officer, and the principal accounting officer and controller. The Code is available on the Corporation's website at www.kimberly-clark.com. Stockholders may also contact Stockholder Services, P.O. Box 612606, Dallas, Texas 75261-2606 or call (972) 281-1521 to obtain a copy of the Code without charge.

Lead Director. Mr. Paul J. Collins, who retired from the Board in 2004, served as Lead Director for a portion of 2004. Effective March 1, 2004, the Board elected Mr. Decherd as the Lead Director of the Board. The Lead Director chairs executive session meetings of non-management directors and serves as Chairman of the Executive Committee, among other responsibilities. The non-management directors are scheduled to meet in executive session without the presence of management at least quarterly.

Committee Authority to Retain Independent Advisors. Each of the Audit, Management Development and Compensation, and Nominating and Corporate Governance Committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by the Corporation.

Whistleblower Procedures. The Audit Committee has established procedures for (1) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (2) the confidential and anonymous submission by the Corporation's employees of concerns regarding questionable accounting or auditing matters. These procedures are available on the Corporation's website at www.kimberly-clark.com.

Chief Compliance Officer. Effective November 16, 2004, the Board elected Ronald D. Mc Cray to the office of Senior Vice President – Law and Government Affairs and Chief Compliance Officer of the Corporation. The Chief Compliance Officer oversees the Corporation's compliance program, reports to the Audit Committee on the program's effectiveness, provides periodic reports to the Board, and works closely with various compliance functions to provide coordination and sharing of best practices across the compliance groups.

Disclosure Committee. The Corporation has established a disclosure committee composed of members of management to assist the Corporation in fulfilling its obligations to maintain disclosure controls and procedures, and to coordinate and oversee the process of preparing the Corporation's periodic securities filings.

No Executive Loans. The Corporation does not extend loans to executive officers or directors and has no such loans outstanding.

Stockholder Rights Plan. On November 19, 2004, the Corporation terminated the Rights Agreement between the Corporation and First National Bank of Boston, N.A. and the Board adopted the following policy statement: "Kimberly-Clark does not have a 'poison pill' or stockholder rights plan. If Kimberly-Clark were to adopt a stockholder rights plan, the Board would seek prior stockholder approval of the plan unless, due to timing constraints or other reasons, a majority of independent directors of the Board determines that it would be in the best interests of stockholders to adopt a plan before obtaining stockholder approval. If a stockholder rights plan is adopted without prior stockholder approval, the plan must either be ratified by stockholders or must expire, without being renewed or replaced, within one year. The Nominating and Corporate Governance Committee shall review this policy statement periodically and report to the Board on any recommendations it may have concerning the policy."

PROPOSAL 2. APPROVAL OF AUDITORS

The Audit Committee of the Board of Directors has selected Deloitte & Touche LLP as the principal independent auditors to audit the financial statements of the Corporation for 2005, subject to ratification by the stockholders. If the stockholders do not approve the selection of Deloitte & Touche LLP, the selection of other independent auditors will be considered by the Audit Committee. Deloitte & Touche LLP have been the independent auditors for the Corporation since 1928.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so, and will be available to respond to questions.

Principal Accounting Firm Fees

The aggregate fees (excluding value added taxes) billed to the Corporation and its subsidiaries for the fiscal years ended December 31, 2004 and 2003 by the Corporation's principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, "Deloitte"), were:

	2004	2003
Audit Fees(a)	$8,677,000	$5,677,000
Audit-Related Fees(b)	2,266,000	299,000
Tax Fees(c)	3,678,000	3,566,000
All Other Fees	0	0

(a) Includes fees for statutory audits, comfort letters, attest services, consents, assistance with and review of Securities and Exchange Commission filings and other related matters. Audit fees in 2004 increased primarily due to the new requirements for an audit of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(b) Includes fees for work with respect to the spin-off of Neenah Paper, Inc., employee benefit plans, due diligence assistance and other matters. Audit-related fees in 2004 increased primarily due to the Neenah Paper, Inc. spin-off.

(c) Includes fees for expatriate tax compliance of $2,288,000 in 2004 and $2,578,000 in 2003.

Audit Committee Approval of Audit and Non-Audit Services

All audit and non-audit services provided by Deloitte to the Corporation must be pre-approved by the Audit Committee. The Audit Committee utilizes the following procedures in pre-approving all audit and non-audit services provided by Deloitte. At or before the first meeting of the Audit Committee each year, the Corporation's Vice President and Controller prepares a detailed memorandum outlining the audit services to be provided by Deloitte together with the related fees. In addition, the business and staff units of the Corporation prepare individual requests for non-audit services to be provided by Deloitte during the year. These requests describe the services to be provided, the estimated cost of such services, why the requested service is not inconsistent with the independence rules of the SEC, and why it is appropriate to have Deloitte provide such services. The Corporation's Vice President and Controller reviews and summarizes the individual non-audit service requests and fees (separately describing audit-related services, tax services and other services) to be provided by Deloitte. Before each subsequent meeting of the Committee, the Vice President and Controller prepares an additional memorandum that includes updated information regarding approved services and highlights any new audit and non-audit services to be provided by Deloitte. All new non-audit services to be provided are described in individual requests for services. The Audit Committee reviews these memoranda and the individual requests for non-audit services and approves the services described therein if such services are acceptable to the Committee.

To ensure prompt handling of unexpected matters, the Committee delegates to the Chairman of the Audit Committee the authority to amend or modify the list of audit and non-audit services and fees; provided, however, that such additional or amended services may not affect Deloitte's independence under applicable Securities and Exchange Commission rules. The Chairman reports action taken to the Committee at the next Committee meeting.

All Deloitte services and fees in 2004 were pre-approved by the Audit Committee.

The Board of Directors unanimously recommends a vote FOR approval of this selection.

PROPOSAL 3.   STOCKHOLDER PROPOSAL REGARDING ADOPTION OF GLOBAL HUMAN RIGHTS STANDARDS BASED ON INTERNATIONAL LABOR ORGANIZATION CONVENTIONS

The Comptroller of the City of New York, as custodian and trustee of the New York City Employees' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Teachers' Retirement Fund and custodian of the New York City Board of Education Retirement System (the "Funds") has sent a letter to the Corporation's Secretary requesting that the proposal set forth below be submitted to our stockholders for consideration at the Annual Meeting. As of October 26, 2004, the Funds beneficially owned 1,576,655 shares of the Corporation's common stock. The Funds' address is The City of New York, Office of the Comptroller, 1 Centre Street, New York, New York 10007-2341. The Board of Directors opposes such stockholder proposal for the reasons set forth below the proposal.

Proxies solicited by management will be voted against the stockholder proposal below unless stockholders specify a contrary choice in their proxies.

Stockholder Proposal

In accordance with applicable rules of the Securities and Exchange Commission, we have set forth the Funds' proposal below:

"KIMBERLY-CLARK CORPORATION
GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Kimberly-Clark Corporation, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights, and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights ("UN Norms"), which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO Conventions 87 and 98; UN Norms, section D9).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135; UN Norms, section D9)

3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111;UN Norms, Section B2).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105; UN Norms, section D5).

5. There shall be no use of child labor. (ILO Convention 138; UN Norms, section D6), and,

Whereas, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights, by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards."

Response of the Corporation to Stockholder Proposal

The Board of Directors unanimously recommends a vote against this proposal for the reasons set forth below.

The Corporation has a long-standing and well-recognized record of support for the rights of its employees with emphasis placed on the importance of their health and safety. The Corporation unequivocally prohibits discrimination on the basis of race, color, sex, sexual orientation, age, religion, national origin, disability and other categories. It is committed to conducting business according to the highest ethical standards and in full compliance with applicable laws in every country in which it operates. The Corporation's Code of Conduct as described above in "Corporate Governance – Other Corporate Policies – Code of Conduct" provides a uniform set of workplace standards and principles that apply to the worldwide operations of the Corporation and its affiliates. The Corporation's policies and procedures have consistently reflected its position on human rights in the workplace. Suppliers, vendors and contractors of the Corporation are required to meet similar expectations.

The Board believes the Corporation's Code of Conduct and comprehensive business practices address the substantive areas covered by the proposal, and that its existing monitoring processes effectively ensure compliance with the business principles and human rights standards advocated by the proponent. In addition, the Corporation's compliance with applicable laws is periodically reviewed by federal, state and local government agencies that are empowered to perform reviews. The Board believes that third party monitoring of the Corporation and its suppliers would require expenditure beyond any benefit which reasonably could be expected, and is not in the best interests of stockholders.

The Board unanimously recommends that the stockholders vote AGAINST the adoption of this proposal.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth information as of December 31, 2004 regarding the number of shares of the common stock of the Corporation beneficially owned by all directors and nominees, by each of the executive officers named in "Executive Compensation" below (collectively, the "Named Executive Officers"), and by all directors, nominees and executive officers as a group.

Name of Individual or Identity of Group	Amount and Nature of Beneficial Ownership(1)(2)(3)(4)
Robert E. Abernathy	615,453(5)
Dennis R. Beresford	9,698(5)
John F. Bergstrom	27,946(5)(6)
Pastora San Juan Cafferty	17,081(5)(7)
Robert W. Decherd	36,161(5)
Thomas J. Falk	1,495,166(5)(8)
Claudio X. Gonzalez	189,808
Mae C. Jemison, M.D.	8,328(5)
Steven R. Kalmanson	546,125(5)
W. Dudley Lehman	501,270(5)
Linda Johnson Rice	16,040(5)(9)
Marc J. Shapiro	22,038(5)
G. Craig Sullivan	2,000
Robert P. van der Merwe	429,922(5)
All directors, nominees and executive officers as a group	4,375,577(5)(10)

(1) Except as otherwise noted, the directors, nominees and Named Executive Officers, and the directors, nominees and executive officers as a group, have sole voting and investment power with respect to the shares listed.

(2) Each director, nominee and Named Executive Officer, and all directors, nominees and executive officers as a group, own less than one percent of the outstanding shares of the Corporation's common stock.

(3) For each Named Executive Officer, share amounts include the following restricted share units granted under the 2001 Equity Participation Plan (the "2001 Plan"): Mr. Abernathy, 9,300 restricted share units; Mr. Falk, 40,000 restricted share units; Mr. Kalmanson, 10,100 restricted share units; Mr. Lehman, 9,000 restricted share units; and Mr. van der Merwe, 9,300 restricted share units. Such awards vest based on time rather than the achievement of performance-based standards. In addition, for each Named Executive Officer, the share amounts include the following restricted share units granted under the 2001 Plan that require performance-based standards to be met before such awards vest: Mr. Abernathy, 9,300 restricted share units; Mr. Falk, 40,000 restricted share units; Mr. Kalmanson, 10,100 restricted share units; Mr. Lehman, 9,000 restricted share units; and Mr. van der Merwe, 9,300 restricted share units. The amounts described in the previous sentence represent the target levels for such awards of performance-based restricted share units that may be earned by each Named Executive Officer, and the actual number earned will range from 0 to 150 percent of the target levels indicated based on specific performance goals.

(4) For each director who is not an officer or employee of the Corporation or any of its subsidiaries or equity companies, share amounts include the following restricted share units granted under the Outside Directors' Compensation Plan: 3,114 restricted share units to each of Mr. Beresford, Mr. Bergstrom, Dr. Jemison, Mrs. Johnson Rice, and Mr. Shapiro; and 3,425 restricted share units to each of Mrs. Cafferty and Mr. Decherd. Such awards vest on the date the outside director retires from or otherwise terminates service on the Board.

(5) Includes the following shares which could be acquired within 60 days of December 31, 2004 by: Mr. Abernathy, 522,597 shares; Mr. Beresford, 5,084 shares; Mr. Bergstrom, 8,032 shares; Mrs. Cafferty, 8,337 shares; Mr. Decherd, 8,236 shares; Mr. Falk, 1,205,049 shares; Dr. Jemison, 5,084 shares; Mr. Kalmanson, 435,318 shares; Mr. Lehman, 438,289 shares; Mrs. Johnson Rice, 7,626 shares; Mr. Shapiro, 17,924 shares; Mr. van der Merwe, 380,326 shares; and all directors, nominees and executive officers as a group, 3,392,392 shares. Also, shares of common stock held by the trustee of the Corporation's Incentive Investment Plan for the benefit of, and which are attributable to the accounts in the plan of, the Named Executive Officers above are included in this table.

(6) Includes 800 shares held by trusts for the benefit of Mr. Bergstrom's son and for which Mr. Bergstrom serves as trustee. Also includes 5,000 shares held by Bergstrom Investments L.P., a partnership of which Mr. Bergstrom and his brother are general partners and their respective children are limited partners, and of which Mr. Bergstrom shares voting control.

(7) Mrs. Cafferty also has 24,802.50 stock credits allocated to her deferred compensation account as of December 31, 2004 under the Corporation's deferred compensation plan for directors. The account reflects the election by Mrs. Cafferty to defer into stock credits compensation previously earned by her as a director of the Corporation. Although Mrs. Cafferty is fully at risk as to the price of the Corporation's common stock represented by stock credits, the stock credits are not shares of stock and Mrs. Cafferty does not have any rights as a holder of common stock with respect to the stock credits. See "Proposal 1—Compensation of Directors" above for additional information concerning the deferred stock credit accounts.

(8) Includes 105,096 shares held by TKM II, Ltd., a partnership of which Mr. Falk and his wife are the general and limited partners, and of which Mr. Falk shares voting control, and 13,100 shares held by TKM, Ltd., a partnership of which Mr. Falk and his wife are the general partners, and of which Mr. Falk shares voting control. TKM, Ltd. also has the right to acquire 204,380 shares within 60 days of December 31, 2004. These 204,380 shares are included in the 1,205,049 shares listed for Mr. Falk in footnote 5 above.

(9) Includes 300 shares held by a trust for the benefit of Mrs. Johnson Rice's daughter and for which Mrs. Johnson Rice serves as a co-trustee and shares voting and investment power.

(10) Voting and investment power with respect to 327,876 of the shares is shared.

To further align management's financial interests with those of the stockholders, the Corporation maintains stock ownership guidelines for approximately 400 key managers, including the Named Executive Officers (see "Executive Compensation – Management Development and Compensation Committee Report on Executive Compensation – Target Stock Ownership").

EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation for each of 2002, 2003 and 2004 awarded to, earned by, or paid to the Chief Executive Officer and the four most highly compensated executive officers of the Corporation (the "Named Executive Officers"), other than the Chief Executive Officer, whose total annual salary and bonus exceeded $100,000:

Summary Compensation Table

| | | | | | Long Term Compensation | | | |
| | | Annual Compensation | | | Awards | | Payouts | |
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation ($)(1)	Restricted Stock Awards ($)(2)	Securities Underlying Options (#)(3)	LTIP Payouts ($)(4)	All Other Compensation ($)(5)
Thomas J. Falk	2004	1,075,000	2,386,500	13,811	5,136,800	122,031	838,152	6,300
Chairman of the Board and	2003	987,500	840,000	66,302	0	406,770	728,833	6,000
Chief Executive Officer	2002	793,750	347,778	10,648	4,466,250	305,077	953,614	6,000
Robert E. Abernathy	2004	475,000	703,000	0	1,194,306	28,473	670,521	6,300
Group President —	2003	445,000	261,314	1,179	311,780	91,523	485,889	6,000
Developing and Emerging Markets	2002	415,000	139,400	0	0	101,692	286,084	6,000
Steven R. Kalmanson	2004	515,000	762,200	0	1,297,042	31,524	502,891	6,300
Group President — North	2003	465,000	119,280	0	311,780	91,523	437,300	6,000
Atlantic Personal Care	2002	425,000	442,800(6)	0	0	101,692	429,127	6,000
W. Dudley Lehman(7) Group President — Business-to-Business	2004	455,000	673,400	0	1,155,780	27,456	502,891	6,300
Robert P. van der Merwe(7) Group President — North Atlantic Family Care	2004	465,000	688,200	1,035,120	1,194,306	28,473	335,260	6,300

---

(1) Except with respect to Mr. Falk for 2003, amounts shown do not include perquisites provided by the Corporation to some or all of the Named Executive Officers, such as payments made to or on behalf of the Named Executive Officers for financial counseling services pursuant to the Corporation's Executive Financial Counseling Program, the incremental cost to the Corporation for personal and spousal travel required for company purposes on aircraft owned by the Corporation, and certain security services. The Chief Executive Officer is required to use aircraft owned by the Corporation for personal travel pursuant to the Corporation's executive security program established by the Board of Directors. The amount shown for personal use of the Corporation's aircraft is calculated in accordance with Internal Revenue Service imputed income guidelines. The aggregate amount of perquisites provided to each Named Executive Officer, other than Mr. Falk in 2003, did not exceed the lesser of $50,000 or 10 percent of such officer's combined salary and bonus for any year. In 2004, the amount shown for Mr. Falk consists of amounts reimbursed for federal and state income taxes on certain personal and spousal travel required for company purposes. In 2003, the amount shown for Mr. Falk includes $14,572 for the tax reimbursement in connection with certain personal and spousal travel required for company purposes described above, and $39,730 for personal use of corporate aircraft. In 2003, the amount shown for Mr. Abernathy consists of amounts reimbursed for taxes in connection with certain personal and spousal travel required for company purposes described above. The amount shown for Mr. van der Merwe consists of tax payments paid to the United Kingdom in 2004 for income he earned in 2000, 2001, 2002, and 2003 in connection with an international assignment prior to becoming an executive officer of the Corporation. These payments are made according to the Corporation's policy that is designed to facilitate the assignment of employees to positions in other countries by covering taxes over and above those that these employees would have incurred had they remained in their home countries.

(2) *2002 and 2003 Restricted Stock Awards.* Amounts shown for 2002 and 2003 reflect restricted stock awards granted pursuant to the Corporation's 2001 Equity Participation Plan (the "2001 Plan"). All restricted stock awards were valued at the closing price of the Corporation's stock on the date of grant. The restricted stock awards were granted on September 12, 2002 and February 17, 2003, and the closing prices of the Corporation's stock on these dates were $59.55 and $44.54 per share, respectively. The restricted shares granted in 2002 to Mr. Falk vest on September 12, 2007. The restricted shares granted in 2003 to the Named Executive Officers vest on February 17, 2008. As of December 31, 2004, the number and value (based on the December 31, 2004 stock price of $65.81 per share) of total shares of restricted stock held by the Named Executive Officers are: Mr. Falk (82,000 shares, $5,396,420); Mr. Abernathy (18,000 shares, $1,184,580); Mr. Kalmanson (18,000 shares, $1,184,580); Mr. Lehman (19,500 shares, $1,283,295); and Mr. van der Merwe (18,000 shares, $1,184,580). Dividends are paid on restricted stock awards at the same rate paid to all stockholders of the Corporation.

2004 Restricted Share Unit Awards. Amounts shown for 2004 reflect restricted share unit awards granted pursuant to the 2001 Plan, including those awards that vest based on time and those awards (included based on target levels) that vest based on the achievement of performance-based standards. See footnote 3 in the Security Ownership of Management Table. The awards to the Named Executive Officers in 2004 were split equally between time-vested share units and performance-based share units. The vesting schedule for the restricted share unit awards that vest based on time rather than the achievement of performance-based standards is as follows: 33 percent after three years following the grant thereof, an additional 33 percent after the fourth year and the remaining 34 percent after the fifth year. Performance-based restricted share unit awards vest three years following grant in a range from zero to 150 percent of the target levels established based on the Return on Invested Capital (ROIC) performance for the Corporation during the three years. Dividends are paid on restricted share units at the same rate paid to all stockholders of the Corporation.

(3) Includes adjustments to the options granted to reflect the change in capitalization due to the Neenah Paper, Inc. spin-off.

(4) Amounts shown consist of participation share payments made pursuant to the 1992 Equity Participation Plan for awards that were granted to Named Executive Officers of the Corporation in February of 1996, 1997 and 1998. The awards granted in 1996 matured on December 31, 2001 and were paid according to their terms during the first quarter of 2002. The awards granted in 1997 matured on December 31, 2002 and were paid according to their terms in the first quarter of 2003. The awards granted in 1998 matured on December 31, 2003 and were paid according to their terms during the first quarter of 2004. No awards of participation shares have been granted to Named Executive Officers since 1998. Each participation share is assigned a base value equal to the book value of one share of the Corporation's common stock as of the close of the fiscal year immediately prior to the award. The value is adjusted each quarter based on multiplying dividends declared per share of the Corporation's common stock during the quarter by the total number of participation shares and dividend shares in the participant's account. The normal maturity date of a participation share award is the close of the fiscal year in which the fifth or seventh anniversary of the date of the award occurs. The participant is entitled to receive a cash payment equal to the sum of (i) the increase (if any) in book value of the participation shares on the maturity date of the award over the base value of the shares, and (ii) the book value of the dividend shares on the maturity date (equal to the book value of an equivalent number of shares of the Corporation's common stock).

(5) Amounts shown consist solely of the Corporation's matching contributions under the Corporation's Incentive Investment Plan for all of the Named Executive Officers.

(6) Includes amounts voluntarily deferred by Mr. Kalmanson under the Corporation's Deferred Compensation Plan. The Deferred Compensation Plan allows executive officers to defer portions of current base salary and bonus compensation otherwise payable during the year. See "Management Development and Compensation Committee Report on Executive Compensation—Tax Deduction for Executive Compensation" below for a more complete description of this Plan.

(7) Mr. Lehman became an executive officer of the Corporation when he was elected Group President – Business-to-Business on January 19, 2004. Mr. van der Merwe became an executive officer of the Corporation when he was elected Group President – North Atlantic Family Care on January 19, 2004.

The policies and practices of the Corporation pursuant to which the compensation set forth in the Summary Compensation Table was paid or awarded are described under "Management Development and Compensation Committee Report on Executive Compensation" below.

The following table sets forth information concerning grants of stock options during 2004 to each of the Named Executive Officers and the potential realizable value of the options at assumed annual rates of stock price appreciation for the option term.

Option Grants in 2004(1)

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)		
Name	Number of Securities Underlying Options Granted(2) (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price(2) ($/Sh)	Expiration Date	0%($)	5%($)	10%($)
Thomas J. Falk	122,031	3.1	63.14	4/28/14	0	4,845,756	12,280,098
Robert E. Abernathy	28,473	0.7	63.14	4/28/14	0	1,130,641	2,865,266
Steven R. Kalmanson	31,524	0.8	63.14	4/28/14	0	1,251,794	3,172,291
W. Dudley Lehman ...	27,456	0.7	63.14	4/28/14	0	1,090,256	2,762,924
Robert P. van der Merwe	28,473	0.7	63.14	4/28/14	0	1,130,641	2,865,266

(1) The plan governing stock option grants provides that the option price per share shall be no less than 100 percent of the market value per share of the Corporation's common stock at the date of grant. The term of any option is no more than ten years from the date of grant. Options granted in 2004 become exercisable 30 percent after the first year following the grant thereof, an additional 30 percent after the second year and the remaining 40 percent after the third year; provided, however, that all of the options become exercisable for three years upon death or total or permanent disability, and for five years upon the retirement of the officer. In addition, options generally become exercisable upon a termination of employment following a change in control and options granted to the officers named in this table are subject to the Corporation's Executive Severance Plan described later in this proxy statement (see "Executive Severance Plan" below). The options may be transferred by the officers to family members or certain entities in which family members have interests.

(2) Includes adjustments to the number of options granted and the exercise price to reflect changes in capitalization due to the Neenah Paper, Inc. spin-off.

(3) The dollar amounts under these columns are the result of calculations assuming annual rates of stock price appreciation over the option term at the 5 percent and 10 percent rates set by, and the 0 percent rate permitted by, Securities and Exchange Commission rules and are not intended to forecast possible future appreciation, if any, in the Corporation's common stock price.

The following table sets forth information concerning exercises of stock options during 2004 by each of the Named Executive Officers and the value of each officer's unexercised options as of December 31, 2004 based on a closing stock price of $65.81 per share of the Corporation's common stock on that date:

Aggregated Option Exercises in 2004
and Option Values as of December 31, 2004

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2004(#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2004($) Exercisable/Unexercisable
Thomas J. Falk	80,000	1,593,800	960,987	10,099,590
			528,801	7,305,203
Robert E. Abernathy	10,000	417,750	454,493	7,123,580
			133,187	1,723,363
Steven R. Kalmanson	60,125	2,467,234	367,214	4,735,940
			136,238	1,731,505
W. Dudley Lehman	125	1,597	377,273	4,840,895
			121,014	1,540,394
Robert P. van der Merwe	125	1,452	315,243	3,495,682
			126,098	1,566,840

Management Development and Compensation Committee Report on Executive Compensation

The Management Development and Compensation Committee is composed entirely of Independent Directors. See "Corporate Governance – Board of Directors and Board Committees – Management Development and Compensation Committee." The Board designates the members and the Chairman of the Committee. The Management Development and Compensation Committee is responsible for establishing and administering the policies governing annual compensation and long-term compensation including stock option awards, restricted stock awards, and restricted share unit awards. The Management Development and Compensation Committee also oversees leadership development for senior management and future senior management candidates.

Executive Compensation Philosophy

In determining executive compensation, the Management Development and Compensation Committee employs compensation policies designed to align compensation with the Corporation's overall business strategy, values and management initiatives. These policies are intended to:

- Attract and retain executives whose abilities are considered essential to the long-term success and competitiveness of the Corporation through the Corporation's executive compensation programs.

- Support a performance-oriented environment that rewards achievement of internal company goals and recognizes company performance compared to the performance of similarly situated companies through the annual payment of cash bonuses.

- Reward executives for long-term strategic management and the enhancement of stockholder value through stock option, restricted stock, restricted share unit and other long-term incentive awards.

Competitive Compensation Objectives

In 2004, the Corporation engaged an outside compensation consultant to assist management and the Management Development and Compensation Committee in assessing and determining appropriate compensation for the Corporation's executives. The Management Development and Compensation Committee also retained an additional compensation consultant, independent of management, who reviews the analysis and recommendations of the consultant retained by the Corporation and advises the Committee whether such analysis and recommendations are appropriate and in line with the market and general compensation trends.

The Corporation's consultant assessed the Corporation's executive compensation as compared against a peer group. The peer group was comprised of 19 other companies, primarily consumer-packaged goods companies, which included the seven companies in the Peer Group for the Performance Graph referenced later in this proxy statement (see "Executive Compensation – Performance Graph" below). Median revenues for this peer group of 19 companies are $14.5 billion, ranging from $4 billion to $54 billion. The Committee believes this is an appropriate peer group to evaluate executive compensation since they are similarly situated, large consumer-packaged goods companies with global operations. The Corporation's base salary program is targeted at or near the median of this peer group. Incentive compensation programs are targeted to provide total compensation within the third quartile (that quartile between the 50th and 75th percentiles) of the peer group if the Corporation's goals are met.

Annual Cash Compensation

Base Salary.   Salary ranges and individual salaries for executive officers are reviewed annually. In determining individual salaries, the Committee considers the scope of the executive's job responsibilities, individual contributions, market conditions, experience in position, the Corporation's salary budget guidelines and current compensation as compared to peer companies. The base salaries for the Corporation's five most highly-paid executives can be found on the "Summary Compensation Table."

Annual Incentives.   Annual incentives are based on performance against the Corporation's and individual business unit goals that are established at the beginning of the year. These goals are aligned with the goals stated in the Corporation's global business plan and include financial goals based on objective standards such as top-line growth, earnings per share (EPS), return on invested capital (ROIC), as well as non-financial strategic goals that improve the longer-term capabilities of the Corporation. Depending upon the performance for the year, payments under the annual incentive program may range from zero to 240 percent of the target bonus established by the Committee. Target bonuses currently are established at 120 percent of base salary for the Chief Executive Officer and 80 percent of base salary for the other Named Executive Officers.

For 2004, the performance measures for the executives, including the Chief Executive Officer, were based solely on the Corporation's performance against its corporate objectives. The amounts to be paid are determined after the end of the year. The Management Development and Compensation Committee believes that payment of awards under this plan should be based on meeting the goals established by the Committee.

The financial goals for 2004 executive compensation were consistent with the Corporation's long-term global business plan objectives: 3 to 5 percent top-line sales growth, mid to high single digit EPS growth and a 40 to 50 basis point increase in ROIC. Target financial performance is near the top end of this range for sales growth and ROIC, and within the range for EPS growth. The Committee also considered factors such as total shareholder return, market share and cash flow. The Corporation achieved strong financial performance compared to its objectives, along with significant cost savings, record cash flow and improved shareholder returns. Net sales grew by 7.5 percent, EPS in 2004 of $3.61 grew by approximately 8 percent, and ROIC improved 50 basis points from 14 percent to 14.5 percent. In addition, significant progress was made toward the Corporation's global business plan, including implementation of a new organizational structure aligning the North American and European businesses and establishing a Developing and Emerging Markets Group. Significant progress was also made in implementing the SAP information technology system in North America, leadership development, and improvements to the research and development process to accelerate product innovation. The successful spin-off of Neenah Paper, Inc. and the consolidation of North American diaper manufacturing were also considered by the Committee.

Accordingly, awards to executive officers under this plan for 2004 were 185 percent of the target award levels based on achieving results substantially in excess of the financial goals and making excellent progress towards the non-financial goals.

Long-Term Incentives

The value of long-term incentive awards is targeted to be within the third quartile of the peer group described above. Factors in determining long-term incentive awards include the specific responsibilities of the executive, individual contributions, market factors, and the stock price of the Corporation.

Executive officers may receive long-term incentive awards of stock options, restricted stock and restricted share units or a combination of stock options, restricted stock and restricted share units under the Corporation's 2001 Equity Participation Plan, as amended (the "2001 Plan"). The 2001 Plan provides the Committee with discretion (i) to require performance-based standards to be met before awards vest and (ii) to allow a participant to defer receipt of shares or cash payment of an award, with the terms, conditions and procedures applicable to any such deferral determined by the Committee in its discretion.

Prior to 2004, the Corporation's primary long-term incentive program had been the awarding of stock options. Restricted shares had been used on a periodic basis, primarily for retention of key executives. Beginning in 2004, the Corporation began reducing the number of stock options granted to key executives and increasing the number of restricted shares and restricted share units, with a significant portion of such restricted share units being performance-based. The Committee targets the value of long-term incentive grants for executive officers to consist of one-third stock options, one-third restricted share units and one-third performance-based restricted share units.

Restricted Share and Restricted Share Unit Awards. The Committee determines the number of restricted shares or restricted share units to be granted to participants and the time period for restriction on transferability. A participant who is awarded restricted shares will be entitled to vote such shares and to receive dividends declared on such shares during the restricted period. Upon expiration of the restricted period, payment of restricted share units will be made in cash or shares of common stock as determined by the Committee at the time of grant. During the restricted period, a participant who is awarded restricted share units will not be entitled to vote such units but will receive either cash or a credit equal to dividends paid on the Corporation's common stock which will be reinvested in restricted share units at the fair market value of the Corporation's common stock on the date dividends are paid.

In 2004, executives received awards of both time vested and performance-based restricted share units. For performance-based restricted share unit awards in 2004, the actual number of shares granted under each award will range from zero to 150 percent of the target levels established by the Committee for each executive based upon the three-year average ROIC for the period January 1, 2004 through December 31, 2006. The objective for the period is consistent with the Corporation's global business plan objective to improve ROIC 40 to 50 basis points per year. In 2004, results were within the target performance range. Information regarding restricted share and restricted share unit awards granted to the Corporation's Named Executive Officers can be found on the "Security Ownership of Management Table" and "Summary Compensation Table."

Stock Option Awards. For a description of the material terms of stock option grants pursuant to the long-term incentive plans in 2004, including pursuant to the 2001 Plan, and for stock options granted to the Corporation's five most highly-paid executive officers, see "Option Grants in 2004 Table."

Compensation of Chief Executive Officer

Base Salary. The Committee increased the salary of Mr. Falk to $1,075,000 on January 1, 2004, as reported in the Corporation's 2004 Proxy Statement.

Cash Bonus. As described above for the named executive officers, the cash bonus payment paid to Mr. Falk for 2004 recognizes that the Corporation surpassed performance goals established by the Committee and achieved strong financial and non-financial performance. Accordingly, the bonus paid to Mr. Falk was 185 percent of the target award level that had been established by the Committee for 2004.

The Committee believes that, based upon most recent comparisons to the peer group as provided by the consultant retained by the Corporation and verified by the consultant retained by the Committee, Mr. Falk's compensation in 2004 met the Committee's goals as described under "Executive Compensation Philosophy" above.

Executive Compensation for 2005

On January 31, 2005, the Management Development and Compensation Committee established objectives for 2005 bonuses payable in 2006 to executive officers. Bonus awards for 2005 will be based on the Committee's judgment regarding the Corporation's and the executive officer's performance in 2005 against the objectives. The corporate objective includes both financial and non-financial goals. The financial goals for 2005 are aligned with the Corporation's long-term global business objectives: 3 to 5 percent top-line sales growth, mid to high single digit EPS growth and a 40 to 50 basis point increase in ROIC. Performance must be near the top end of this range for sales growth and ROIC, and within the range for EPS growth to receive 100% of the target bonus established by the Committee. Non-financial goals for 2005 include various qualitative and quantitative measures which are intended to further align compensation with achieving the Corporation's global business plan. In addition, goals have been established for each executive officer, other than the Chief Executive Officer, relating to their specific function or business unit. The goals vary by executive officer depending on their areas of responsibilities. Depending on actual performance in 2005 against the financial and non-financial goals, 2005 bonus awards could range from zero to 240 percent of each executive officer's target bonus.

Target Stock Ownership

The Corporation strongly believes that the financial interests of its executives should be aligned with those of its stockholders. Accordingly, the Corporation maintains stock ownership guidelines for approximately 400 key managers, including the Named Executive Officers. All executive officers are expected to own the Corporation's stock in an amount equivalent to three times their annual salary. The Chief Executive Officer is expected to own an amount of the Corporation's stock which is six times his annual salary. These guidelines have been met or exceeded by each of the Named Executive Officers. Failure to attain targeted stock ownership levels within three years can result in a reduction in future long-term incentive awards granted to the executive.

Tax Deduction for Executive Compensation

In order to ensure that future annual bonus payments to executive officers are deductible by the Corporation, the Corporation adopted the Executive Officer Achievement Award Program in 2002, which was approved by the Corporation's stockholders.

The Corporation also has adopted a deferred compensation plan in response to limitations on executive compensation deductibility which allows each executive officer to defer all salary in excess of $1,000,000 for any fiscal year. In addition, the deferred compensation plan allows each executive officer to defer all or a portion of his or her bonus for any fiscal year. While the deferred compensation plan remains unfunded, in 1994 the Board of Directors approved the establishment of a trust and authorized the Corporation to make contributions to the trust to provide a source of funds to assist the Corporation in meeting its liabilities under the deferred compensation plan. The plan permits the officers to limit their annual cash compensation to the $1,000,000 limitation which may be deducted by the Corporation for federal income tax purposes. A deferral will result in the possible deduction by the Corporation of compensation when paid; however, there is no obligation on any executive officer to defer any amounts during any fiscal year.

Furthermore, to maximize the deductibility of the compensation paid to the Corporation's executive officers, the 1992 Equity Participation Plan, and the 2001 Plan are intended to ensure that compensation resulting from the exercise of stock options, vesting of restricted stock, and payments made in connection with non-performance based restricted share units will be fully deductible. Payments made in connection with performance vested restricted share units will be subject to the $1,000,000 limitation on executive compensation deductions.

MANAGEMENT DEVELOPMENT AND
COMPENSATION COMMITTEE OF THE
BOARD OF DIRECTORS

Marc J. Shapiro, Chairman
Pastora San Juan Cafferty
Linda Johnson Rice
G. Craig Sullivan

Performance Graph

Comparison of
Five Year Cumulative Total Return Among
Kimberly-Clark, S&P 500, & Peer Group(1)

The stock price performance shown on the graph below may not be indicative of future price performance.

TOTAL SHAREHOLDER RETURN



Indexed Returns

Company Name/Index	Year Ending					
	Dec 99	Dec 00	Dec 01	Dec 02	Dec 03	Dec 04
Kimberly-Clark Corp	100.00	110.00	94.78	76.83	98.19	113.89
S&P 500 Index	100.00	90.90	80.09	62.39	80.29	89.03
Peer Group	100.00	93.64	97.69	96.12	104.42	122.94

(1) The companies included in the Peer Group are The Clorox Co., Colgate-Palmolive Company, Johnson & Johnson, The Procter & Gamble Company, Unilever Group, Georgia-Pacific Corp. and The Gillette Company. The Peer Group used in this proxy statement includes the same companies as those included in the Peer Group used in the proxy statement for the Corporation's prior fiscal year.

Compensation Committee Interlocks and Insider Participation

During 2004, or a portion thereof, the following directors served as members of the Management Development and Compensation Committee of the Board of Directors of the Corporation: Paul J. Collins, Pastora San Juan Cafferty, Linda Johnson Rice, Marc J. Shapiro and G. Craig Sullivan.

Thomas J. Falk, Chairman of the Board and Chief Executive Officer of the Corporation, served as a member of the compensation committee of the board of directors of Kimberly-Clark de Mexico, S.A. de C.V. Claudio X. Gonzalez, Chairman of the Board and Managing Director of Kimberly-Clark de Mexico, S.A. de C.V., serves as a member of the Board of Directors of the Corporation.

Defined Benefit Retirement Plan

The table below illustrates the estimated annual standard pension benefit payable upon retirement in 2004 at specified compensation levels and years of service classifications.

Pension Plan Table

	Years of Benefit Service						
Remuneration	15 Years	20 Years	25 Years	30 Years	35 Years	40 Years	45 Years
$ 400,000	$ 90,000	$ 120,000	$ 145,000	$ 175,000	$ 205,000	$ 235,000	$ 260,000
600,000	135,000	180,000	220,000	265,000	310,000	355,000	395,000
800,000	180,000	240,000	295,000	355,000	415,000	475,000	530,000
1,000,000	225,000	300,000	370,000	445,000	520,000	595,000	665,000
1,200,000	270,000	360,000	445,000	535,000	625,000	715,000	800,000
1,400,000	315,000	420,000	520,000	625,000	730,000	835,000	935,000
1,600,000	360,000	480,000	595,000	715,000	835,000	955,000	1,070,000
1,800,000	405,000	540,000	670,000	805,000	940,000	1,075,000	1,205,000
2,000,000	450,000	600,000	745,000	895,000	1,045,000	1,195,000	1,340,000
2,200,000	495,000	660,000	820,000	985,000	1,150,000	1,315,000	1,475,000
2,400,000	540,000	720,000	895,000	1,075,000	1,255,000	1,435,000	1,610,000
2,600,000	585,000	780,000	970,000	1,165,000	1,360,000	1,555,000	1,745,000
2,800,000	630,000	840,000	1,045,000	1,255,000	1,465,000	1,675,000	1,880,000
3,000,000	675,000	900,000	1,120,000	1,345,000	1,570,000	1,795,000	2,015,000
3,200,000	720,000	960,000	1,195,000	1,435,000	1,675,000	1,915,000	2,150,000
3,400,000	765,000	1,020,000	1,270,000	1,525,000	1,780,000	2,035,000	2,285,000
3,600,000	810,000	1,080,000	1,345,000	1,615,000	1,885,000	2,155,000	2,420,000
3,800,000	855,000	1,140,000	1,420,000	1,705,000	1,990,000	2,275,000	2,555,000
4,000,000	900,000	1,200,000	1,495,000	1,795,000	2,095,000	2,395,000	2,690,000
4,200,000	945,000	1,260,000	1,570,000	1,885,000	2,200,000	2,515,000	2,825,000

The compensation covered by the Corporation's defined benefit plans for which the above table is provided includes the salary and bonus information set forth in the Summary Compensation Table. The amounts set forth in the table above are subject to offset for social security benefits. The estimated years of benefit service under the defined benefit plan, as of normal retirement at age 65, for the Named Executive Officers are: Thomas J. Falk, 39.9 years; Steven R. Kalmanson, 40.3 years; Robert E. Abernathy, 37.8 years; W. Dudley Lehman, 40.1 years and Robert P. van der Merwe, 8.7 years. Under the plan, an employee is entitled to receive an annual standard benefit based on years of benefit service and integrated with social security benefits. A portion of the benefit is payable under the tax qualified deferred benefit plan and the remainder under supplemental plans to the extent otherwise limited by the Internal Revenue Code of 1986, as amended.

Retirement benefits for participants who have at least five years of vesting service may begin on a reduced basis at age 55, or on an unreduced basis at normal retirement age. Unreduced benefits also are available for participants with 10 years of vesting service at age 62 or as early as age 60 with 30 years of vesting service. The normal form of benefit is a single-life annuity payable monthly.

Benefits under the defined benefit supplemental plans will be actuarially adjusted if the employee receives one of the available forms of joint and survivor or other optional forms of benefit. In addition, each participant in the defined benefit supplemental plans has the option of receiving an actuarially determined lump sum payment upon retirement after age 55 in lieu of the monthly payments which otherwise would be payable to the participant under the plans.

In 1997, pursuant to a broad-based election offered certain employees of the Corporation, Mr. van der Merwe elected to no longer accrue any additional years of benefit service under the Corporation's defined benefit retirement plan and instead to participate in the Corporation's retirement contribution plan. Under this defined contribution plan, the Corporation provides monthly contributions to a retirement contribution account pursuant to a schedule based on the participant's age and eligible earnings. Contributions are invested in certain designated investment options as elected by the participant. Distributions of the participant's account balance are only available after termination of employment. The participant will receive credit under a supplemental plan account to the extent contributions are limited as required by the Internal Revenue Code of 1986. Mr. van der Merwe is the only Named Executive Officer who is a participant in this defined contribution plan and its supplemental plan.

Further, under all the supplemental plans described above, in the event of a change of control of the Corporation or a reduction in the Corporation's long-term credit rating below investment grade, each participant would have the option of receiving the present value of his or her accrued benefits in the supplemental plans at that time in a lump sum, reduced by 10 percent and 5 percent for active and former employees, respectively. While these supplemental plans remain unfunded, in 1994 the Board of Directors approved the establishment of a trust and authorized the Corporation to make contributions to this trust in order to provide a source of funds to assist the Corporation in meeting its liabilities under the plans.

Executive Severance Plan

The Corporation has agreements under the Corporation's Executive Severance Plan (the "Executive Severance Plan") with each Named Executive Officer. The agreements provide that in the event of a "Qualified Termination of Employment" (as described below), the participant will receive a cash payment in an amount equal to the sum of (1) three times annual base salary and the target bonus award which would be payable as if the performance goals established at the beginning of each year were met under the Executive Officer Achievement Award Program, (2) the value, based on the Corporation's stock price at the date of the participant's termination, of forfeited restricted stock and certain unvested incentive stock options, (3) the value of three additional years of service and compensation under the Corporation's pension plan and its related supplemental plans, and (4) three years of COBRA premiums for medical and dental coverage. In addition, nonqualified stock options, and certain incentive stock options, will vest and be exercisable within the earlier of five years from the participant's termination or the remaining term of the option. This Plan also provides that in certain circumstances if the participant incurs excise tax due to the application of Section 280G of the Internal Revenue Code of 1986, the participant is entitled to an additional cash payment so that the participant will be in the same position as if the excise tax were not applicable. Qualified Termination of Employment is defined in this Plan to mean termination of employment within two years following a change of control of the Corporation (as defined in this Plan) either involuntarily without cause, by the participant with good reason or voluntarily by the participant for any reason during the 30 day period beginning on the first anniversary of the change of control. In addition, any involuntary termination without cause within one year before a change of control will also be determined to be a Qualified Termination of Employment if it is in connection with, or in anticipation of, a change of control. The Board has determined the eligibility criteria for participation in this Plan. Each agreement expires three years from its date of execution, unless extended by the Board of Directors.

Corporation's Severance Pay Plan

The Corporation's Severance Pay Plan generally provides eligible employees (including the Named Executive Officers) a lump sum severance payment of one week's pay for each year of employment in the event of involuntary termination without cause. The minimum severance payment is six weeks pay and the maximum is 26 weeks pay. Benefits under this plan will not be paid to a Named Executive Officer in the event benefits are payable under the Executive Severance Plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's directors, executive officers and any person owning more than 10 percent of a class of the Corporation's stock to file reports with the Securities and Exchange Commission regarding their ownership of the Corporation's stock and any changes in ownership. The Corporation maintains a compliance program to assist the Corporation's directors and executive officers in making these filings. We believe that the Corporation's executive officers and directors timely complied with their filing requirements for 2004, except as noted in the following paragraph.

On December 1, 2004, the following directors each received additional restricted share units pursuant to the terms of the Outside Directors Compensation Plan in lieu of receiving the equivalent value of shares of Neenah Paper, Inc.: Mr. Beresford, Mr. Bergstrom, Mrs. Cafferty, Mr. Decherd, Dr. Jemison, Mrs. Johnson Rice and Mr. Shapiro. The reports reflecting the additional restricted share units received by each of these directors, which were due to be filed on December 3, 2004, were filed on January 5, 2005.

CERTAIN TRANSACTIONS AND BUSINESS RELATIONSHIPS

The Corporation owns and operates a corporate aircraft based at the airport in Appleton, Wisconsin. The aircraft is used to support the operations of the Corporation's Neenah, Wisconsin based businesses. The only fixed base operator at the airport is Maxair, Inc. ("Maxair"), a corporation owned 100 percent by Steven R. Kalmanson and his family. Mr. Kalmanson is a Named Executive Officer. Mr. Kalmanson's wife is responsible for the day-to-day operations of Maxair.

In 2004, the Corporation paid $168,341 to Maxair for rental and other payments under a lease for aircraft hangar and related office space at the Appleton, Wisconsin airport. In 2004, the Corporation also paid to Maxair pursuant to a fueling agreement $13,688 for fuel pumping services. Management believes that the amounts charged and paid in connection with the foregoing arrangements were reasonable compared with the amounts which would be charged and paid for similar services or products from other third parties. The Corporation has been utilizing the services of Maxair for more than eight years. The transactions with Maxair are reviewed annually by the Corporation's internal audit group. The Corporation expects to engage in similar transactions in 2005.

The Corporation's South African subsidiary engages the services of various selling and merchandising firms to sell products in that country, including Pack 'n Stack Investment Holdings (Pty) Ltd. and its affiliated companies ("Pack 'n Stack"). The brother-in-law of Robert P. van der Merwe, a Named Executive Officer, has owned a 30 percent equity interest in, and has been an executive officer of, Pack 'n Stack since 2001. During 2004, the subsidiary paid Pack 'n Stack U.S. $2,392,000 for selling and merchandising services. In 2004, the subsidiary initiated a competitive bidding process for the regions that had been serviced by Pack 'n Stack. The subsidiary selected Pack 'n Stack among the bidders based upon a number of factors, including price and perceived quality of service measured based upon the subsidiary's experience with Pack 'n Stack and the general reputation of Pack 'n Stack in the industry. The new contract was effective on December 1, 2004.

Mr. van der Merwe did not participate in the decision to utilize the services of Pack 'n Stack, in the negotiations of any contract with Pack 'n Stack, or in the competitive bidding process described above. The Corporation believes that the amounts charged and paid in connection with the foregoing arrangements were reasonable compared with amounts which would be charged and paid for similar services from other third parties. The Corporation expects to engage in similar transactions with Pack 'n Stack in 2005 pursuant to a competitively bid contract.

2006 STOCKHOLDER PROPOSALS

Proposals by stockholders for inclusion in the Corporation's 2006 proxy statement and form of proxy for the Annual Meeting of Stockholders to be held in 2006 should be addressed to the Secretary, Kimberly-Clark Corporation, P.O. Box 619100, Dallas, Texas 75261-9100, and must be received at this address no later than November 15, 2005. Upon receipt of a proposal, the Corporation will determine whether or not to include the proposal in the proxy statement and proxy in accordance with applicable law. It is suggested that proposals be forwarded by certified mail – return receipt requested.

ANNUAL MEETING ADVANCE NOTICE REQUIREMENTS

The Corporation's By-Laws require advance notice for any business to be brought before a meeting of stockholders. In general, for business to properly be brought before an Annual Meeting by a stockholder (other than in connection with the election of directors; see "Corporate Governance – Stockholder Nominations for Directors" above), written notice of the stockholder proposal must be received by the Secretary of the Corporation not less than 75 days nor more than 100 days prior to the first anniversary of the preceding year's Annual Meeting. Certain other notice periods are provided if the date of the Annual Meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date. The stockholder's notice to the Secretary must contain a brief description of the business to be brought before the meeting and the reasons for conducting such business at the meeting, as well as certain other information. Additional information concerning the advance notice requirement and a copy of the Corporation's By-Laws may be obtained from the Secretary of the Corporation at the address provided below.

AUDIT COMMITTEE REPORT

In accordance with its written charter adopted by the Board of Directors, the Audit Committee of the Board assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Corporation.

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent registered public accounting firm (the "auditors") a formal written statement describing all relationships between the auditors and the Corporation that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence. The Audit Committee also discussed with management, the internal auditors, and the auditors the quality and adequacy of the Corporation's internal controls and the internal audit function's organization, responsibilities, and budget and staffing. The Audit Committee reviewed with both the auditors and the internal auditors their audit plans, audit scope and identification of audit risks.

The Audit Committee discussed and reviewed with the auditors all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards

No. 61, as amended, "Communication with Audit Committees" and, with and without management present, discussed and reviewed the results of the auditors' examination of the financial statements. The Committee also discussed the results of the internal audit examinations.

The Audit Committee reviewed the audited financial statements of the Corporation as of and for the fiscal year ended December 31, 2004, with management and the auditors. The Audit Committee also reviewed management's assessment of the effectiveness of internal controls as of December 31, 2004 and the auditors' report thereon. Management has the responsibility for the preparation of the Corporation's financial statements, and the auditors have the responsibility for the examination of those statements.

Based on the above-mentioned review and discussions with management and the auditors, the Audit Committee recommended to the Board that the Corporation's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, for filing with the Securities and Exchange Commission. The Audit Committee also has selected and recommended to stockholders for approval the reappointment of Deloitte & Touche LLP as the independent registered public accounting firm to audit the consolidated financial statements of the Corporation for 2005.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Dennis R. Beresford, Chairman
Mae C. Jemison, M.D.
Marc J. Shapiro

OTHER MATTERS

The management of the Corporation knows of no other matters to be presented at the meeting. Should any other matter requiring a vote of the stockholders arise at the meeting, the persons named in the proxy will vote the proxies in accordance with their best judgment.

By order of the Board of Directors.

Timothy C. Everett
Vice President and Secretary

KIMBERLY-CLARK CORPORATION
P. O. Box 619100
Dallas, Texas 75261-9100
Telephone (972) 281-1200

March 15, 2005

Independence of Directors

The Board has established the standards described below for what constitutes independence for directors. Those standards are intended to be consistent with the provisions of the Securities Exchange Act of 1934, the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange. The Board will determine the independence of directors in its business judgment, consistent with applicable laws.

A director will be independent if the Board makes an affirmative determination that a director has no material relationship with the Corporation (directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company). In making this determination the Board will consider all relevant facts and circumstances including the materiality of the relationship to the director and to persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consultant, legal, accounting, charitable and familial relationships (among others). The Board will review all commercial and other relationships the Corporation has with directors on at least an annual basis and with nominees prior to their election to the Board.

The Board has determined that a director is presumed to be independent _**unless**_ any of the following are applicable to the director:

A. Employment with Corporation:
   - the director is, or during the preceding three years has been, an employee of the Corporation, its subsidiaries or equity affiliates;

   - the director has received during any twelve-month period within the preceding three years more than $100,000 in direct compensation from the Corporation, its subsidiaries or equity affiliates, other than (i) director and committee fees and (ii) pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

   - an immediate family member of the director is, or during the preceding three years has been, an executive officer of the Corporation or one of its subsidiaries;

   - an immediate family member of the director has received during any twelve-month period within the preceding three years more than $100,000 in direct compensation for service as an executive employee of the Corporation, its subsidiaries or equity affiliates, other than (i) director and committee fees and (ii) pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

B. Affiliation with Independent Auditor or Internal Auditor:
   - the director is (i) a current partner or employee of a firm that is the Corporation's internal or external auditor, or (ii) was a partner or employee of such firm within the preceding three years (but is no longer) and personally worked on the Corporation's audit within that time;

   - an immediate family member of the director is (i) a current partner of a firm that is the Corporation's internal or external auditor, (ii) is a current employee of such firm and participates in the firm's audit, assurance or tax compliance (but not tax planning) practices, or (iii) was a partner or employee of such firm within the preceding three years (but is no longer) and personally worked on the Corporation's audit within that time;

C. Management Development and Compensation Committee Interlocks:

- the director is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation's current executive officers at the same time serves or served as a member of the compensation committee of such other company;

- an immediate family member of the director is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation's current executive officers at the same time serves or served as a member of the compensation committee of such other company;

D. Business or Charitable Relationships with the Corporation:

- Director Transactions Material to Corporation. The director is a current executive officer, employee or owner of more than ten percent of the equity of another company that has made payments to or received payments from the Corporation, its subsidiaries or equity affiliates for property or services in an amount which, in any of the last three fiscal years, exceeds two percent of the Corporation's annual consolidated gross revenues;

- Family Member Transactions Material to Corporation. An immediate family member of the director is a current executive officer of another company that has made payments to or received payments from the Corporation, its subsidiaries or equity affiliates for property or services in an amount which, in any of the last three fiscal years, exceeds two percent of the Corporation's annual consolidated gross revenues;

- Director Transactions Material to Director. The director is a current executive officer, employee or owner of more than ten percent of the equity of another company that has made payments to or received payments from the Corporation, its subsidiaries or equity affiliates for property or services in an amount which, in any of the last three fiscal years, exceeds (i) two percent of the other company's annual consolidated gross revenues or (ii) $1 million, whichever is greater;

- Family Member Transactions Material to Director. An immediate family member of the director is a current executive officer of another company that has made payments to or received payments from the Corporation, its subsidiaries or equity affiliates for property or services in an amount which, in any of the last three fiscal years, exceeds (i) two percent of the other company's annual consolidated gross revenues or (ii) $1 million, whichever is greater;

- Director Indebtedness. The director is an executive officer, employee or owner of more than ten percent of the equity of another company that is indebted to the Corporation or to whom the Corporation is indebted and the total amount of either company's indebtedness to the other is greater than five percent of the total consolidated assets of the company owing the indebtedness;

- Family Member Indebtedness. An immediate family member of the director is an executive officer of another company that is indebted to the Corporation or to whom the Corporation is indebted and the total amount of either company's indebtedness to the other is greater than five percent of the total consolidated assets of the company owing the indebtedness; and

- Charitable Relationships. The director or an immediate family member of the director serves as an executive officer, director or trustee of a charitable organization, and the Corporation's charitable contributions to that organization during any of the prior three years exceeded the greater of (i) $1 million or (ii) two percent of the charitable organization's consolidated gross revenues for that year. Contributions made pursuant to the automatic matching of employee contributions will not be included in the determination of charitable contributions or receipts for this purpose.

An "immediate family member" means a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares that person's home. An individual will no longer be considered an immediate family member after legal separation, divorce, death or incapacity.

To the extent permitted by applicable rules of the Securities and Exchange Commission and New York Stock Exchange, the Board may determine that a director or nominee is an independent director for other reasons as long as the Board determines that such person is independent of management and free from any relationship that in the opinion of the Board would interfere with such person's independent judgment as a member of the Board. Prior to the Board making this determination, the Nominating and Corporate Governance Committee must make a similar determination and recommend to the Board that the director be determined to be independent.

Similarly, the Committee may determine that a director or nominee is not independent even if he or she otherwise satisfies the presumptions described above if the Board determines that such person has a relationship to the Corporation or management that interferes with such person's independent judgment as a member of the Board.



Kimberly-Clark Corporation

Invitation to Stockholders

Notice of 2005 Annual Meeting

Proxy Statement

